Intiva BioPharma Inc.

4340 East Kentucky Avenue

Suite 206

Glendale, CO 80246

May 16, 2018

United States Securities and Exchange Commission

Washington, DC 20549

Attn: Christine Westbrook, Staff Attorney

Re:	Intiva BioPharma Inc.
Amendment No. 1 to Draft Registration Statement (DRS) on Form S-1
Submitted April 4, 2018
CIK No. 0001625288

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated April 18, 2018, with respect to the above-referenced Amendment No. 1 to DRS on Form S-1 filed by Intiva BioPharma Inc. (the “Company”) on April 4, 2018. For the convenience of the staff, we have included each of the staff’s comments numbered sequentially, followed by our response to each numbered comment.

Please note that the registration statement has been updated to include the unaudited financial statements for the quarter ended March 31, 2018.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations and Commitments, page 56

Comment 1. We note your disclosure that you entered into an agreement to license a proprietary delivery system for cannabinoid-based medications. Please expand your disclosure to include all material terms, including the rights and obligations of each of the parties, commercialization rights, royalties, term and termination provisions. Additionally, please file the license agreement as an exhibit to the registration statement or tell us why you believe such filing is not required. Refer to Item 601(b)(10) of Regulation S-K.

Response 1. Complied. See the additional disclosure on page 56. The agreement was filed as an exhibit to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2018.

Financial Statements

Consolidated Statement of Operations and Comprehensive Loss, page F-3

Comment 2. With reference to your response to comment 9, tell us how you computed weighted average common shares outstanding of 24,421,427 for the period from March 27, 2017 to June 30, 2017 with reference to the numbers of shares reported on page F-4. Also, provide us your computation of loss per share.

United States Securities and Exchange Commission

Attn: Christine Westbrook, Staff Attorney

May 16, 2018

Response 2. The loss per share on page F-4 has been corrected to $(0.01) per share. Please see the calculation below:

For the Initial Period Ended 6/30/2017
		Days	Weighted
Date	Shares	Outstanding	Average
3/27/2017	-	95	-
3/31/2017	24,000,000	91	22,989,474
4/18/2017	320,000	73	245,895
4/29/2017	200,000	62	130,526
5/2/2017	311,112	59	193,217
5/26/2017	200,000	35	73,684
6/4/2017	200,000	26	54,737
6/5/2017	480,000	25	126,316
6/6/2017	80,000	24	20,211
6/7/2017	200,000	23	48,421
6/9/2017	280,000	21	61,895
6/17/2017	320,000	13	43,789
6/20/2017	1,600,000	10	168,421
6/21/2017	1,008,000	9	95,495
6/22/2017	368,000	8	30,989
6/23/2017	1,240,000	7	91,368
6/25/2017	280,000	5	14,737
6/26/2017	240,000	4	10,105
6/27/2017	200,000	3	6,316
6/28/2017	480,000	2	10,105
6/29/2017	544,000	1	5,726
6/30/2017	64,000	-	-
6/30/2017	32,615,112		24,421,427

		Net Loss	(191,432)

		Loss Per Share	(0.01)

Respectfully submitted,

/s/: Evan Wasoff
Evan Wasoff, CFO